EXHIBIT 99.1

Contact: Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
(425) 943-4599

RADIANT LOGISTICS ANNOUNCES RESULTS FOR FOURTH QUARTER AND FISCAL YEAR ENDED JUNE 30, 2010

Posts Record Results with Annual Revenues of $146.7 Million
and Adjusted EBITDA of $4.2 Million
________________________________________________________________________

BELLEVUE, WA   September 27, 2010 – Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international logistics services company, today reported financial results for the three months and year ended June 30, 2010.

For the three months ended June 30, 2010, Radiant reported net income of $844,000 on $40.7 million of revenues, or $0.03 per basic and fully diluted share, including a nonrecurring gain of $135,000 on extinguishment of debt.  For the three months ended June 30, 2009, the Company reported a net loss of $57,000 on $32.4 million of revenues, or $0.00 per basic and fully diluted share.

For the year ended June 30, 2010, Radiant reported net income of $1,959,000 on $146.7 million of revenues, or $0.06 per basic and fully diluted share, including $854,000 in non-recurring gains. For the year ended June 30, 2009, Radiant reported a net loss of $9,730,000 on $137.0 million of revenues, or a loss of $(0.28) per basic and fully diluted share, including a non-cash charge of $11.4 million for impairment of goodwill.

In June of 2010, the Company recognized a gain of $135,000 related to payments made  to the former shareholder of Adcom in satisfaction of  integration and earn-out obligations payable in Company stock that were ultimately paid in cash at a discount.

In March of 2010, the Company recognized a benefit of $364,000 resulting from a refund of overpayments made to the State of Washington in connection with business and occupancy taxes.

In December 2009, the Company recorded a gain of $355,000 in connection with the favorable settlement of a dispute with the former owner of Adcom related to the calculation and payment of working capital and certain related post-closing items.

In December 2008, the Company recorded a non-cash charge of $11.4 million for impairment of goodwill. The goodwill charge was a result of the material decline in the market value of the Company's equity during the fourth quarter of 2008.  The non-cash charge has not had any impact on its financial condition or affected the financial covenants of the Company’s credit facility.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) of $1,400,000 for the three months ended June 30, 2010, which excludes the non-recurring gain, compared to adjusted EBITDA of $730,000 for the three months ended June 30, 2009, for an increase of $670,000.  A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) which excludes the non-recurring items, of $4,246,000 for the year ended June 30, 2010, compared to adjusted EBITDA of $3,677,000 for the year ended June 30, 2009.  A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired Adcom as of July 1, 2008 which is included in the Company’s Form 10-K for the year ended June 30, 2010 and filed September 27, 2010.

“We are very pleased with our results for the quarter and fiscal year ended June 30, 2010,” said Bohn Crain, Chairman and CEO. “For the quarter ended June 30, 2010, we posted revenues of $40.7 million, an improvement of $8.3 million or 25.8% over the comparable prior year period.  For the quarter ended June 30, 2010, we also reported $1.4 million in adjusted EBITDA, an improvement of $670,000 or 91.8% over the comparable prior year period.”

“For the fiscal year ended June 30, 2010, we also posted record revenues of $146.7 million, an improvement of $9.7 million or 7.1%, compared to $137.0 million in revenues for the year ended June 30, 2009. This positive trend also continued in terms of profitability as we reported $4,246,000 in adjusted EBITDA for the year ended June 30, 2010, an improvement of $569,000 or 15.5% over the comparable prior year period.”

“As we anticipated, the operating leverage available through our scalable, non-asset based business model is beginning to show itself as the economy improves.  While the sustainability of this upward trend in the economy remains unclear, we believe we remain well positioned to continue to drive profitable growth with an ability to aggressively manage our cost structure and our continued efforts to bring value to the agent based forwarding community. Behind these results are the resilient men and women that have responded to this uncertain economic environment with a fierce pride of ownership and sense of urgency to deliver for our customers.  We are proud to count them as partners and look forward to continuing to work with them to build on these record results.”

Mr. Crain continued, “We are projecting modest improvement in our full year results for our new fiscal year ending June 30, 2011 with $4.5 million in adjusted EBITDA on $158.0 million in annual revenues.   This is before considering the impact of any future acquisitions, new agent stations or further improvement in the general economic climate.”

The Company’s estimate of future revenues and profits is based on the assumption that the cumulative historical financial results of operations of the Company and Adcom for the most recent 12 months ended June 30, 2010 are indicative of the future financial performance of the combined group. A reconciliation of adjusted EBITDA to net income, the most directly comparable GAAP measure, appears at the end of this release.

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation, unusual items and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business.  A reconciliation of annual pro forma adjusted EBITDA amounts to net income, the most directly comparable GAAP measure is as follows:

Historical Results

(Amounts in 000’s)	THREE MONTHS ENDED JUNE 30,		FISCAL YEAR ENDED JUNE 30,
	2010	2009	2010	2009
Net income (loss)	$844	$(57)	$1,959	$(9,730)

Interest expense (income) - net	31	46	135	204
Income tax expense	175	211	1,093	44
Depreciation and amortization	416	476	1,598	1,743

EBITDA	1,466	676	4,785	(7,739)
Stock-based compensation and other non-cash charges	69	54	315	203
Gain on litigation settlement	—	—	(355)	—
Business & Occupancy tax refund	—	—	(364)	—
Goodwill impairment	—	—	—	11,403
Gain on extinguishment of debt	(135)	—	(135)	(190)

Adjusted EBITDA	$1,400	$730	$4,246	$3,677

Financial Outlook
(Amounts in 000’s)

	Outlook Fiscal Year Ended June 30, 2011	Actual Fiscal Year Ended June 30, 2010
Net income	$1,890	$1,959

Interest expense - net	200	135
Income tax expense	1,159	1,093
Depreciation and amortization	1,379	1,598

EBITDA	4,368	4,785

Stock-based compensation and other non-cash charges	132	315
Gain on extinguishment of debt	—	(135)
Business & Occupancy tax refund	—	(364)
Gain on litigation settlement	—	(355)
Adjusted EBITDA	$4,500	$4,246

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Tuesday September 28, 2010 at 4:00pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 357535. The call will also be webcast and may be accessed via Radiant’s web site at  http://radiantdelivers.com/?page_id=32 or through www.InvestorCalendar.com.

About Radiant Logistics (OTC BB: RLGT)

Radiant Logistics (www.radiantdelivers.com) is a non-asset based logistics company providing domestic and international freight forwarding and related services through a network of approximately 70 company owned and exclusive agent offices across North America. Operating under the Airgroup, Adcom Worldwide and Radiant Logistics brands, the company services a diversified account base including manufacturers, distributors and retailers using a network of independent carriers and international agents positioned strategically around the world. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements.  Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” or “believes” or the negative thereof or any variation thereon or similar terminology or expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ from our expectations, include but are not limited to, our ability to: use Airgroup as a “platform” upon which we can build a profitable global transportation and supply chain management company; retain and build upon the relationships we have with our exclusive agency offices; continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of exclusive agency locations; maintain the future operations of Adcom in a manner consistent with its past practices,  continue growing our business and maintain historical or increased gross profit margins; locate suitable acquisition opportunities; secure the financing necessary to complete any acquisition opportunities we locate; assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations; assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular; as well as those risk factors disclosed in Item 1A of our Report on Form 10 K for the year ended June 30, 2010 other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

# # #

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets

	June 30,	June 30,
	2010	2009
ASSETS
Current assets -
Cash and cash equivalents	$682,108	$890,572
Accounts receivable, net of allowance
June 30, 2010 - $626,401; June 30, 2009 - $754,578	21,442,023	17,275,387
Current portion of employee loan receivable	13,100	53,700
Current portion of station and other receivables	195,289	522,088
Income tax deposit	—	535,074
Prepaid expenses and other current assets	1,104,211	305,643
Deferred tax asset	402,428	427,713
Total current assets	23,839,159	20,010,177

Furniture and equipment, net	881,416	760,507

Acquired intangibles, net	2,019,757	3,179,043
Goodwill	982,788	337,000
Employee loan receivable, net of current portion	38,000	40,000
Station and other receivables, net of current portion	151,160	37,500
Investment in real estate	40,000	40,000
Deposits and other assets	153,116	359,606
Deferred tax asset - long term	106,023	—
Total long term assets	3,490,844	3,993,149
Total assets	$28,211,419	$24,763,833

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities -
Accounts payable and accrued transportation costs	$16,004,814	$13,249,628
Commissions payable	2,119,503	1,323,004
Other accrued costs	538,854	472,202
Income taxes payable	76,309	—
Due to former Adcom shareholder	603,205	2,153,721
Total current liabilities	19,342,685	17,198,555

Long term debt	7,641,021	7,869,110
Other long term liabilities	439,905	—
Deferred tax liability	—	352,387
Total long term liabilities	8,080,926	8,221,497
Total liabilities	27,423,611	25,420,052

Stockholders' equity (deficit):
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized. Issued and outstanding: June 30, 2010 – 31,273,461; June 30, 2009 – 34,106,960	16,157	16,157
Additional paid-in capital	8,108,239	7,889,458
Treasury stock, at cost, 3,428,499 and 595,000 shares, respectively	(936,190)	(138,250)
Retained deficit	(6,646,946)	(8,425,491)
Total Radiant Logistics, Inc. Stockholders’ equity (deficit)	721,260	(658,126)
Non-controlling interest	66,548	1,907
Total stockholders’ equity (deficit)	787,808	(656,219)
Total liabilities and stockholders’ equity (deficit)	$28,211,419	$24,763,833

RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)
(Three months ended - unaudited)

	THREE MONTHS ENDED JUNE 30,		YEAR ENDED JUNE 30,
	2010	2009	2010	2009

Revenue	$40,707,751	$32,360,984	$146,715,556	$136,996,319
Cost of transportation	27,472,232	22,212,677	101,085,752	91,427,781
Net revenues	13,235,519	10,148,307	45,629,804	45,568,538

Agent commissions	8,978,132	7,029,479	31,376,580	30,565,136
Personnel costs	1,480,015	1,371,892	5,882,251	6,920,914
Selling, general and administrative expenses	1,494,613	954,200	4,295,188	4,286,572
Depreciation and amortization	416,333	476,036	1,598,195	1,743,159
Restructuring charges	—	—	—	220,000
Goodwill impairment	—	—	—	11,403,342
Total operating expenses	12,369,093	9,831,607	43,152,214	55,139,123

Income (loss) from operations	866,426	316,700	2,477,590	(9,570,585)

Other income (expense):
Interest income	5,778	4,641	44,181	13,540
Interest expense	(36,642)	(50,423)	(178,837)	(216,893)
Gain on extinguishment of debt	135,012	—	135,012	190,000
Gain on litigation settlement	—	—	354,670	—
Other	84,554	(110,108)	338,724	(75,005)
Total other income (expense)	188,702	(155,890)	693,750	(88,358)

Income (loss) before income tax expense	1,055,128	160,810	3,171,340	(9,658,943)

Income tax expense	(175,438)	(210,793)	(1,094,154)	(43,912)

Net income (loss)	879,690	(49,983)	2,077,186	(9,702,855)

Less: Net income attributable to non-controlling interest	(35,412)	(7,088)	(118,641)	(26,691)

Net income (loss) attributable to Radiant Logistics, Inc.	$844,278	$(57,071)	$1,958,545	$(9,729,546)

Net income (loss) per common share – basic	$.03	$—	$.06	$(.28)
Net income (loss) per common share – diluted	$.03	$—	$.06	$(.28)

Weighted average shares outstanding:
Basic shares	31,887,727	34,615,751	32,548,492	34,678,755
Diluted shares	32,062,153	34,615,751	32,720,019	34,678,755

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation, unusual items and other non-cash charges.  We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges.  Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance.  We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.  EBITDA is not intended as an alternative to cash flow provided by operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by operating activities:

	THREE MONTHS ENDED JUNE 30,		YEAR ENDED JUNE 30,
	2010	2009	2010	2009

Adjusted EBITDA	$1,400,102	$729,859	$4,246,124	$3,676,596
Share based compensation and other non-cash costs	(68,201)	(54,319)	(314,696)	(202,376)
Goodwill impairment	—	—	—	(11,403,342)
Gain on litigation settlement	—	—	354,670	—
Business & Occupancy tax refund	—	—	364,440	—
Gain on extinguishment of debt	135,012	—	135,012	190,000
EBITDA	1,466,913	675,540	4,785,550	(7,739,122)

Depreciation and amortization	(416,333)	(476,036)	(1,598,195)	(1,743,159)
Interest expense, net	(30,864)	(45,782)	(134,656)	(203,353)
Income tax expense	(175,438)	(210,793)	(1,094,154)	(43,912)
Net income (loss)	844,278	(57,071)	1,958,545	(9,729,546)

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Non-cash compensation expense (stock options)	54,939	50,045	218,781	173,759
Stock issued for investor relations services	—	—	—	12,082
Amortization of intangibles	283,654	349,155	1,159,286	1,263,370
Deferred income tax benefit	(4,021)	(153,623)	(433,125)	(1,421,657)
Amortization of bank fees	3,486	4,277	40,748	16,534
Depreciation and leasehold amortization	132,679	126,881	438,909	479,789
Goodwill impairment	—	—	—	11,403,342
Gain on early extinguishment of debt	(135,012)	—	(135,012)	(190,000)
Gain on litigation settlement	—	—	(354,670)	—
Change in non-controlling interest	35,412	7,087	118,641	26,691
Change in provision for doubtful accounts	(43,358)	(224,867)	(54,988)	(90,766)
CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	(2,926,971)	(685,019)	(4,038,459)	7,669,229
Employee receivable and other receivables	617,816	(4,591)	266,971	(113,884)
Income tax deposit	—	340,208	535,074	(450,046)
Prepaid expenses, deposits and other assets	(599,388)	87,672	(736,705)	259,356
Checks issued in excess of funds	(44,148)	—	—	—
Accounts payable & accrued transportation costs	2,946,711	1,304,469	2,750,911	(5,210,752)
Commissions payable	696,986	(46,043)	796,499	186,145
Other long term liabilities	416,361	—	439,905	—
Other accrued costs	(64,424)	(332,402)	(212,836)	(16,368)
Due to former Adcom shareholder	—	—	(20,834)	—
Income taxes payable	(200,303)	—	76,309	(498,142)

Net cash provided by operating activities	$2,014,697	$766,178	$2,813,950	$3,769,136